(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 April 2009 and 2008

(Expressed in Canadian Funds)

JAMES STAFFORD

James Stafford, Inc.*

Chartered Accountants

Suite 350 – 1111 Melville Street

Vancouver, British Columbia

Canada V6E 3V6

Telephone +1 604 669 0711

Facsimile +1 604 669 0754

* Incorporated professional, James Stafford, Inc.

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Pacific North West Capital Corp.

We have audited the consolidated balance sheets of Pacific North West Capital Corp. (the “Company”) as at 30 April 2009 and 2008 and the related consolidated statements of loss, comprehensive loss and deficit, cash flows and changes in shareholders’ equity for the years then ended.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 30 April 2009 and 2008 and the results of its operations, its cash flows, and its changes in shareholders’ equity for the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at 30 April 2007 were audited by predecessor auditors who expressed an opinion without reservation on those statements in their report dated 10 July 2007.

Vancouver, Canada 22 June 2009	/s/ James Stafford Chartered Accountants

Pacific North West Capital Corp.		Statement 1
(An Exploration Stage Company)
Consolidated Balance Sheets
As at 30 April
(Canadian Funds)

ASSETS	2009	2008
Current
Cash and cash equivalents (Note 5)	$5,540,543	$9,014,599
Amounts receivable	85,320	252,812
Prepaid expenses, advances and deposits	52,391	112,767
Available-for-sale securities (Note 6)	181,216	935,636
	5,859,470	10,315,814
Mineral Property Costs - Statement 5 (Note 8)	6,043,905	6,622,731
Property, Plant and Equipment (Note 9)	125,216	148,484
Reclamation Deposits (Note 7)	3,066,745	–
	$15,095,336	$17,087,029

LIABILITIES
Current
Accounts payable and accrued liabilities	$679,994	$226,913

Asset Retirement Obligations (Note 7)	3,299,345	–
Future Income Tax Liabilities (Note 4)	537,070	–
	4,516,409	226,913

Commitments (Note 13)
Subsequent events (Note 16)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 11)
Authorized:
Unlimited number of common voting shares
Unlimited number of preferred voting shares
Issued and fully paid:
61,858,008 (30 April 2008 – 61,658,008) common shares	24,779,281	25,677,015
Contributed Surplus	3,790,226	3,075,349
Accumulated Other Comprehensive Loss	(755,012)	(11,146)
Deficit Accumulated During Exploration Stage	(17,235,568)	(11,881,102)
	10,578,927	16,860,116
	$15,095,336	$17,087,029

ON BEHALF OF THE BOARD:

“Harry Barr”	,	Director
“Jordan Point ”	,	Director

- See Accompanying Notes -

Pacific North West Capital Corp.					Statement 2
(An Exploration Stage Company)
Consolidated Statement of Changes in Shareholders’ Equity
(Canadian Funds)

				Other
	Common Shares		Contributed	Comprehensive	Accumulated
	Number	Amount	Surplus	Income	Deficit	Total
Balance - 30 April 2006	35,112,452	$14,227,882	$1,155,925	$–	$(9,766,960)	$5,616,847
Issuance of shares for:
- Private placements (Note 11a)	6,572,104	3,000,000	–	–	–	3,000,000
- Properties	154,538	8,000	–	–	–	8,000
- Exercise of warrants	45,600	13,680	–	–	–	13,680
- Performance shares (Note 11e)	50,000	17,000	–	–	–	17,000
- Finder's fees	61,508	28,909	–	–	–	28,909
Share issuance costs	–	(85,559)	–	–	–	(85,559)
Fair value assigned to warrants (Note 11g)	–	–	7,909	–	–	7,909
Stock-based compensation costs (Note 11f)	–	–	103,394	–	–	103,394
Future income tax on flow-through (Note 12c)	–	(302,986)	–	–	–	(302,986)
Loss for the year	–	–	–	–	(1,230,764)	(1,230,764)
Balance - 30 April 2007	41,996,202	$16,906,926	$1,267,228	$–	$(10,997,724)	$7,176,430
Issuance of shares for:
- Private placements (Note 11a)	10,965,306	6,314,924	–	–	–	6,314,924
- F/T Private Placements (Note 11a)	8,084,000	4,492,000	–	–	–	4,492,000
- Properties (Note 11b)	220,000	110,150	–	–	–	110,150
- Exercise of options (Note 11d)	132,500	53,000	–	–	–	53,000
- Performance shares (Note 11e)	50,000	18,500	–	–	–	18,500
- Finder's fees (Note 11b)	210,000	105,000	–	–	–	105,000
- Value assigned to warrants (Note 11g)	–	(1,533,959)	1,533,959	–	–	–
Share issuance costs	–	(327,006)	32,262	–	–	(294,744)
Stock-based compensation costs (Note 11f)	–	–	234,400	–	–	234,400
Performance shares allotted (Note11e)	–	–	7,500	–	–	7,500
Future income tax on flow-through (Note 12c)	–	(462,520)	–	–	–	(462,520)
Transition adjustment to opening balance (Note 1q)	–	–	–	477,069	–	477,069
Unrealized loss on available-for-sale securities	–	–	–	(488,215)	–	(488,215)
Loss for the year	–	–	–	–	(883,378)	(883,378)
Balance – 30 April 2008	61,658,008	$25,677,015	$3,075,349	$(11,146)	$(11,881,102)	$16,860,116
Issuance of shares for:
- Properties	100,000	9,500	–	–	–	9,500
- Performance shares (Note 11e)	100,000	18,000	(7,500)	–	–	10,500
Share issuance costs	–	(5,234)	–	–	–	(5,234)
Stock-based compensation costs (Note 11f)	–	–	722,377	–	–	722,377
Future income tax on flow-through (Note 12c)	–	(920,000)	–	–	–	(920,000)
Unrealized loss on available-for-sale securities	–	–	–	(743,866)	–	(743,866)
Loss for the year	–	–	–	–	(5,354,466)	(5,354,466)
Balance – 30 April 2009	61,858,008	$24,779,281	$3,790,226	$(755,012)	$(17,235,568)	$10,578,927

Pacific North West Capital Corp.	Statement 3
(An Exploration Stage Company)
Consolidated Statements of Loss, Comprehensive Loss and Deficit
(Canadian Funds)

	Years Ended 30 April
	2009	2008	2007
General and Administrative Expenses
Consulting fees	$438,039	$317,600	$228,572
Consulting fees - Stock compensation (Note 11f)	258,744	144,604	43,276
Investor & shareholder relations	305,376	459,807	459,587
Investor & shareholder relations - Stock compensation (Note 11f)	70,883	14,222	37,305
Travel lodging & food	270,832	197,051	160,791
Management fees (Note 10a)	214,972	133,807	94,052
Director fees (Note 10l)	25,750	45,000	19,000
Director fees - Stock compensation (Note 11f)	243,757	47,379	22,610
Salaries & benefits	268,738	216,980	127,172
Salaries & benefits - Stock compensation (Note 11f)	148,993	28,195	203
Performance benefits – Stock compensation (Note 11e)	9,500	25,500	–
Accounting & audit	48,922	97,170	67,037
Office	60,079	69,487	55,780
Transfer agent and regulatory fees	53,579	67,313	53,683
Rent	78,451	48,279	52,200
Telephone & utilities	25,631	40,325	29,695
Legal	6,582	35,330	16,068
Vehicle lease	13,935	13,882	13,021
Amortization	107,080	30,937	18,685
Insurance, licenses & fees	60,643	59,052	49,529
Accretion of reclamation liability (Note 7)	66,632	–	–
Loss Before the Following	(2,777,118)	(2,091,920)	(1,548,266)
Other Income (Expenses)
Mineral property costs written off	(4,025,189)	–	(167,183)
Gain on sale of available-for-sale securities (Note 6)	147,839	232,268	–
Interest and other income	233,468	314,082	147,301
Project management fees	25,628	297,622	49,209
Foreign exchange, net	122,603	(76,315)	5,089
Interest and bank charges	(1,697)	(21,635)	(19,900)
	(3,497,348)	746,022	14,516
Loss before Income Taxes	(6,274,466)	(1,345,898)	(1,533,750)
Future Income Tax Recovery	920,000	462,520	302,986
Loss for the Year	$(5,354,466)	$(883,378)	$(1,230,764)
Other Comprehensive Income (Loss)
Unrealized loss on available-for-sale securities	(743,866)	(488,215)	–
Comprehensive Loss for the Year	$(6,098,332)	$(1,371,593)	$(1,230,764)
Loss per Share - Basic and fully diluted	$(0.09)	$(0.02)	$(0.03)
Comprehensive Loss per Share - Basic and fully diluted	$(0.10)	$(0.03)	$(0.03)
Weighted Average Number of Shares Outstanding	61,721,508	53,358,393	37,743,307

- See Accompanying Notes -

Pacific North West Capital Corp.			Statement 4
(An Exploration Stage Company)
Consolidated Statement of Cash Flows
(Canadian Funds)

	Years Ended 30 April
Cash Resources Provided By (Used In)	2009	2008	2007
Operating Activities
Loss for the year	$(5,354,466)	$(883,378)	$(1,230,764)
Items not affecting cash
Mineral property costs written off	4,025,189	–	167,183
Stock-based compensation costs	722,377	234,400	103,394
Gain on sale of available-for-sale securities	(147,839)	(232,268)	–
Amortization	107,080	30,937	18,685
Consulting fees – performance shares issued/allotted	9,500	25,500	16,500
Future income tax recovery on flow-through shares	(920,000)	(462,520)	(302,986)
Foreign exchange gain	(16,357)	–	–
Accretion of reclamation liability	66,632	–	–
Amounts receivable	167,492	(219,666)	(10,357)
Due from River Valley Joint Venture	–	101,165	3,569
Prepaid expenses and deposits	60,376	(68,664)	19,613
Accounts payable and accrued liabilities	(93,260)	(26,720)	27,741

	(1,373,276)	(1,501,214)	(1,187,422)
Investing Activities
Business acquisition, net of cash received	(338,280)	–	–
Sale of available-for-sale securities	192,366	246,936	–
Purchase of property, plant & equipment	(20,932)	(97,484)	(30,480)
Purchase of available-for-sale securities	(33,973)	(845,679)	–
Cash call payable	–	–	(1,238)
Mineral property costs	(1,895,727)	(3,602,672)	(834,473)
	(2,096,546)	(4,298,899)	(866,191)
Financing Activities
Share capital issued, net of issuance costs	(4,234)	10,670,681	2,965,438

Net Increase (Decrease) in Cash and Cash Equivalents	(3,474,056)	4,870,568	911,825
Cash and cash equivalent - Beginning of year	9,014,599	4,144,031	3,232,206
Cash and Cash Equivalents - End of Year	$5,540,543	$9,014,599	$4,144,031

Supplemental Disclosure of Non-Cash Investing and Financing Activities

Exploration expenditures included in accounts payable	$6,648	$114,192	$48,044
Consulting fees – performance shares issued/allotted	$9,500	$25,500	$16,500
Shares issued for mineral properties	$9,500	$110,150	$8,000
Business acquisition costs included in accounts payable	$259,870	$–	$–

- See Accompanying Notes -

Pacific North West Capital Corp.				Statement 5
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2009
	Acquisition Costs	Exploration Costs	Total	2008 Total
Ontario Properties:
River Valley
Engineering and geological consulting	$-	$-	$-	$-

West Timmins Nickel
Staking	-	-	-	-
Drilling	-	-	-	448,030
Geophysical	-	-	-	94,737
Field expenses	-	6,142	6,142	275,238
Assays and geochemical	-	-	-	24,322
Engineering and geological consulting	-	28,376	28,376	164,404
Management fees	-	3,452	3,452	281,270
	-	37,970	37,970	1,288,001
Coldwell Project
Staking	-	-	-	223,761
Geophysical	-	-	-	435,892
Field expenses	-	28,450	28,450	107,216
Assays and geochemical	-	7,800	7,800	21,264
Engineering and geological consulting	-	77,445	77,445	90,958
	-	113,695	113,695	879,091
Swayze Joint Venture (Old: Nickel Muir)
Staking	35,665	-	35,665	44,907
Drilling	-	24,274	24,274	-
Assaying	-	892	892	-
Engineering and geological consulting	-	19,769	19,769	16,852
Geophysical	-	94,024	94,024	30,118
Field expenses	-	15,812	15,812	2,860
	35,665	154,771	190,436	94,737
Raglan Hills (Old: South Renfrew)
Staking	7,500	-	7,500	-
Field expenses	-	-	-	1,769
Assays and geochemical	-	-	-	1,424
Engineering and geological consulting	-	23,205	23,205	115,116
	7,500	23,205	30,705	118,309

Balance Carried Forward	$43,165	$329,641	$372,806	$2,380,138

Pacific North West Capital Corp.				Statement 5
(An Exploration Stage Company)				(Continued)
Consolidated Schedules of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2009
	Acquisition Costs	Exploration Costs	Total	2008 Total
Balance Forward	$43,165	$329,641	$372,806	$2,380,138
Ontario Properties - Continued
Ontario Project
Staking	-	-	-	3,000
Geophysics	-	-	-	69,261
Field expenses	-	53,697	53,697	127,390
Assay and geochemical	-	4,331	4,331	1,431
Engineering and geological consulting	-	220,124	220,124	85,877
	-	278,152	278,152	286,959
East Sudbury
Staking	-	-	-	145,555
Engineering and geological consulting	-	147,064	147,064	74,486
Assays and geochemical	-	11,122	11,122	-
Field expenses	-	15,609	15,609	10,701
Amounts recovered or received	-	(22,995)	(22,995)	-
	-	150,800	150,800	230,742
Goodchild
Engineering and geological consulting	-	-	-	1,140

Walsh Township
Shares issued for property	-	-	-	36,400
Field expenses	-	7,047	7,047	-
Assay and geochemical	-	5,692	5,692	-
Engineering and geological consulting	-	25,904	25,904	-

	-	38,643	38,643	36,400
North Duluth
Staking	-	-	-	3,038

Balance Carried Forward	$43,165	$797,236	$840,401	$2,938,417

Pacific North West Capital Corp.				Statement 5
(An Exploration Stage Company)				(Continued)
Consolidated Schedules of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds
	2009
	Acquisition Costs	Exploration Costs	Total	2008 Total
Balance Forward	$43,165	$797,236	$840,401	$2,938,417
Québec Properties:
SOQUEM - Taureau
Engineering and geological consulting	-	106,651	106,651	82,251

SOQUEM - Chenneville
Assays and geochemical	-	-	-	75
Field expenses	-	297	297	-
Engineering and geological consulting	-	120,991	120,991	85,255
	-	121,288	121,288	85,330
Glitter Lake
Geophysics	-	41,536	41,536	-
Field expenses	-	15,763	15,763	44,166
Assays and geochemical	-	-	-	7,150
Engineering and geological consulting	-	14,597	14,597	11,811
Glitter claim renewal	-	2,382	2,382	1,600
	-	74,278	74,278	64,727
Fiedmont
Cash option payments	38,000	-	38,000	-
Shares issued for property	4,500	-	4,500	-
Field expenses	-	3,313	3,313	-
Assay and geochemical	-	202	202	-
Drilling	-	126,070	126,070	-
Engineering and geochemical consulting	-	31,601	31,601	-
	42,500	161,186	203,686	-
Nickel Plats, Saskatchewan
Cash option payments	15,000	-	15,000	60,000
Shares issued for property	5,000	-	5,000	77,250
Staking	-	-	-	35,245
Geophysics	-	-	-	316,251
Assays and geochemical	-	-	-	824
Engineering and geological consulting	-	43,010	43,010	64,363
Field expenses	-	8,394	8,394	18,721
	20,000	51,404	71,404	572,654
Winter Lake, Northwest Territories
Field expenses	-	-	-	1,425
Engineering and geological consulting	-	198	198	1,081
	-	198	198	2,506

Balance Carried Forward	$105,665	$1,312,241	$1,417,906	$3,745,885

Pacific North West Capital Corp.				Statement 5
(An Exploration Stage Company)				(Continued)
Consolidated Schedules of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2009
	Acquisition Costs	Exploration Costs	Total	2008 Total
Balance Forward	$105,665	$1,312,241	$1,417,906	$3,745,885
Alaska Properties:
Goodnews Bay
Staking Cash payments	-	-	-	63,000
Amounts recovered or received	-	(1,135,000)	(1,135,000)	(500,000)
Engineering and geological consulting	-	151,019	151,019	46,986
Drilling	-	354,173	354,173	-
Wages	-	128,894	128,894	49,473
Assays and geochemical	-	34,127	34,127	23,861
Field expenses	-	391,379	391,379	421,967
	-	(75,408)	(75,408)	105,287
Reconnaissance (Kane, Tonsina, S.E. Alaska)
Amounts recovered or received	-	-	-	(500,000)
Filing fee	-	-	-	8,257
Engineering and geological consulting	-	67,643	67,643	120,294
Wages	-	69,012	69,012	11,563
Assays and geochemical	-	5,019	5,019	16,892
Field expenses	-	242,901	242,901	257,379
	-	384,575	384,575	(85,615)
Union Bay
Engineering and geological consulting	-	-	-	1,039
Field expenses	-	-	-	219
Property fees	-	8,538	8,538	5,274
	-	8,538	8,538	6,532
Nixon Fork
Acquisition from business combination (Note 4)	1,534,488	-	1,534,488	-
Field expenses	-	175,438	175,438	-

	1,534,488	175,438	1,709,926	-

Balance Carried Forward	$1,640,153	$1,805,384	$3,445,537	$3,772,089

Pacific North West Capital Corp.				Statement 5
(An Exploration Stage Company)				(Continued)
Consolidated Schedules of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds
	2009
	Acquisition Costs	Exploration Costs	Total	2008 Total
Balance Forward	$1,640,153	$1,805,384	$3,445,537	$3,772,089
North Voisey, Labrador
Staking	-	-	-	46,080
Engineering and geological consulting	-	-	-	6,946
Field expenses	-	826	826	1,899
	-	826	826	54,925

Costs for the Period	1,640,153	1,806,210	3,446,363	3,827,014

Balance - Beginning of year	1,489,132	5,133,599	6,622,731	2,795,717

Mineral property costs written off	(173,567)	(3,851,622)	(4,025,189)	-

Balance - End of period	$2,955,718	$3,088,187	$6,043,905	$6,622,731

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies

a)

Nature and Continuance of Operations

Pacific North West Capital Corp. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on 29 May 1996 and on 13 July 2004, the Company continued out of the Province of Alberta and into the Province of British Columbia. The Company is in the process of acquiring, exploring and developing precious metal mineral properties.  The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright.  The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

b)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned US subsidiaries, Pacific Northwest Capital Corp. USA and Mystery Creek Resources, Inc.  Inter-company balances are eliminated upon consolidation.  The consolidated financial statements of the Company and the accompanying notes have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which as described in note 17, differ in certain respects from accounting principles generally accepted in the United States of America.

c)

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The Company places its cash and cash investments with institutions of high-credit worthiness.

d)

Available-for-sale Securities

Available-for-sale securities are reported at fair value based on quoted market prices.  Unrealized gains and losses on available-for-sale securities are included in shareholders’ equity as a component of other comprehensive income.

e)

Mineral Properties and Deferred Exploration Expenditures

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then the costs are written off, or if its carrying value has been impaired, then the mineral properties and deferred costs are written down to fair value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies – Continued

e)

Mineral Properties and Deferred Exploration Expenditures – Continued

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balance of the payments received are recorded as a gain on option or disposition of mineral property.

f)

Asset Retirement Obligations

The Company recognizes the legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. The Company has estimated the future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs to net present value.  Such estimates are, however, subject to change based on negotiations with regulatory authorities and changes in laws and regulations.  These estimates are reviewed annually.

The Company records a liability for the estimated future costs associated with legal obligations relating to the reclamation and closure of its mining properties described above.

This amount is initially recorded at its discounted present value with subsequent annual recognition of an accretion amount on the discounted liability.  An equivalent amount is recorded as an increase to mining interests and expensed as depreciation and depletion over the useful life of the property.  Changes resulting from revisions to the timing or the amount of the original estimate of the undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability for reclamation and closure cost obligations, and the related asset retirement cost is capitalized as part of the carrying amount of the related long-lived asset.

g)

Mineral Exploration Tax Credits (“METC”)

The Company recognizes METC amounts and applies those amounts against exploration costs when the Company’s application for tax credits is approved by the Canada Revenue Agency.  Assessments, if any, for taxes, penalties and interest are deducted from the tax credits when assessed.

h)

Property, Plant and Equipment

Property, plant and equipment is valued at cost less accumulated amortization.  The Company provides amortization of furniture and office equipment, and automotive equipment using the declining balance method at 20% and 30% respectively.  One-half of the above rates are applied in the year of acquisition.

i)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.  A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realised.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies – Continued

j)

Foreign Currency Translation

The Company's subsidiaries are integrated foreign operations and their results and financial position are translated into the Company’s functional currency, the Canadian dollar, using the temporal basis as follows:

•

Monetary assets and liabilities at year-end rates,

•

All other assets and liabilities at historical rates, and

•

Expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these translations are reflected in income or expense in the period that they occur.

k)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method.  For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

l)

Loss per Share

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share which assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  In years in which a loss is incurred, the effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted loss per share are the same.

m)

Management's Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies – Continued

n)

Flow-Through Shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized with a corresponding reduction in share capital.

If a Company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

o)

Joint Venture

Certain of the Company’s properties were the subject of joint venture agreements.  Where joint venture agreements exist, the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

p)

Performance Shares

The Company grants performance shares to attract consultants and/or employees to the Company. Performance shares are valued at market price on the date of issuance and charged to operations with the offsetting credit to share capital.

q)

Financial Instrument Standards

Effective 1 May 2007, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”; Section 3865, “Hedges”; Section 1530, “Comprehensive Income”; and Section 3861, “Financial Instruments – Disclosure and Presentation” (the “Financial Instrument Standards”).  These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

The principal changes resulting from the adoption of the Financial Instrument Standards are as follows:

Financial Assets and Financial Liabilities

Under the new standards, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading, as described below. The classification is not changed subsequent to initial recognition.

Held-to-Maturity and Loans and Receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity, are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Loans and receivables are measured at amortized cost using the effective interest method.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies – Continued

q)

Financial Instrument Standards – Continued

Available-for-sale

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income.  Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect an other-than-temporary impairment.  Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

Held-for-Trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading.  These instruments are measured at fair value with the change in the fair value recognized in income.

Derivatives and Hedge Accounting

The Company does not hold or have any exposure to derivative instruments and accordingly is not impacted by CICA Handbook Section 3865, “Hedges”.

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other Comprehensive income includes unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivate instruments designated as cash flow hedges, all net of income taxes.  Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.

Transition Adjustment to Opening Balances

The adoption of Sections 1530 and 3855 impacts the opening equity of the Company.  The unrealized gain or loss on the available-for-sale securities from purchase to 30 April 2007 was $477,069 which is reported as an adjustment to the opening balance of accumulated other comprehensive income of the previous year. Any unrealized gains or losses on the available-for-sale securities for the year ended 30 April 2008 were reported in the current period.  There would be no tax impact resulting from adjustments arising from comprehensive income as there are unrecorded income tax assets that would result in no income tax being payable.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies – Continued

r)

Recent accounting pronouncements

Goodwill and Other Intangible Assets

The CICA issued CICA Handbook Section 3064 “Goodwill and Other Intangible Assets” which the Company will adopt, effective 1 May 2009.  The new requirements of Section 3064 are for recognition, measurement, presentation and disclosure.  Section 3064 replaces Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. Management is currently assessing the impact of these new accounting standards on its financial statements.

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”, and provides the equivalent to IFRS 3, “Business Combinations” (January 2008).  The new Section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination.

The new Section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquiry is owned at the acquisition date.  The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date.  Subsequent changes in fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price.

Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting.  Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.

The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2011.  Earlier adoption is permitted.  This new Section will only have an impact on the consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies – Continued

r)

Recent accounting pronouncements – Continued

Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, which together replace Section 1600, “Consolidated Financial Statements”.  These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, “Consolidated and Separate Financial Statements” (January 2008).  Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements.  The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income.  Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests.  These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after 1 January 2011, and should be adopted concurrently with Section 1582.  The Company is currently assessing the future impact of these new Sections on its consolidated financial statements.

s)

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 30 April 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

t)

Comparative Figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

2.

Changes in Accounting Policies and Presentation

a)

Going Concern

Effective 1 May 2008, the Company adopted changes to CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”.  Section 1400 has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  Management shall make an assessment of an entity’s ability to continue as a going concern.  When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed.  When financial statements are not prepared on a going concerned basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern.

b)

Capital Disclosures

Effective 1 May 2008, the Company adopted the new CICA Handbook Section 1535, “Capital Disclosures” which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the Company’s objectives, policies and procedures for managing capital.  The main features of the new section are as follows:

a.

Requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital;

b.

A requirement for an entity to disclose quantitative data about what it regards as capital; and

c.

A requirement for an entity to disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

c)

Financial Instruments – Disclosure and Presentation

Effective 1 May 2008, the Company adopted the new CICA Handbook Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace existing Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

d)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

On 20 January 2009, the Emerging Issues Committee (“EIC”) of the Canadian Accounting Standards Board (“AcSB”) issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments.  EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after 20 January 2009.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

3.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, available-for-sale securities and accounts payable.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying values, due to their short-term maturity or capacity of prompt liquidation. The Company is exposed to currency risk on its acquisition and exploration expenditures on its US properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures will be negatively impacted if the US dollar increases versus the Canadian dollar.

4.

Acquisition

In accordance with CICA Handbook Section 1581, “Business Combinations”, acquisitions are accounted for under the acquisition method of accounting.  Under the acquisition method of accounting, assets acquired and liabilities assumed are recorded at their estimated fair values.  Goodwill is recorded to the extent the purchase price consideration, including certain acquisition and closing costs, exceeds the fair value of the net identifiable assets acquired at the date of the acquisition.

On 12 February 2009, the Company acquired Mystery Creek Resources, Inc.  The aggregate purchase price was $623,850 payable in cash, of which $363,980 was paid as at 30 April 2009, to acquire 100% of the issued and outstanding common shares of Mystery Creek Resources, Inc.  The acquisition of Mystery Creek Resources, Inc. expands the Company’s business of acquiring and exploring mineral properties.

A valuation of certain assets was completed and the Company internally determined the fair value of other assets and liabilities.  In determining the fair value of acquired assets, standard valuation techniques were used including the market and income approach.

The purchase price allocation has been determined as follows:

Assets purchased:

Cash and cash equivalents

$

25,700

Reclamation deposits

3,258,659

Mineral property interests

1,534,488

Total assets acquired

$

4,818,847

Liabilities assumed:

Accounts payable

$

279,823

Asset retirement obligations

3,378,104

Future income tax liabilities

537,070

Total liabilities assumed

$

4,194,997

Purchase price

$

623,850

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

4.

Acquisition – Continued

Pro forma information

The following unaudited consolidated pro forma financial information presents the combined results of operations of the Company and Mystery Creek Resources, Inc. for the years ended 30 April 2009 and 2008 as if the acquisitions had occurred at 1 May 2007.

	Consolidated Pro Forma

	30 April 2009	30 April 2008
	$	$

Revenues	202,760	4,697,250
Net loss	(4,129,715)	(22,501,392)
Basic and diluted loss per common share	(0.06)	(0.42)

The amounts of revenue and net loss of Mystery Creek Resources, Inc. since the acquisition date included in the consolidated income statement for the year ended 30 April 2009 are $Nil and $(611), respectively.

The unaudited consolidated pro forma financial information does not include adjustments to remove certain private company expenses, which may not be incurred in future periods.  Similarly, the unaudited consolidated pro forma financial information does not include adjustments for additional expenses, such as rent, insurance, and other expenses that would have been incurred subsequent to the acquisition date.  The unaudited consolidated pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company and Mystery Creek Resources, Inc. been a single entity during these periods.

5.

Restricted Cash and Cash Equivalents

A total of $1,125,083 of the Company’s cash and cash equivalents at 30 April 2009 relates to proceeds from the issuance of flow-through shares and is restricted to future expenditures on Canadian mineral property operating expenditures.  The Company must spend these proceeds of $1,125,083 by 31 December 2009 on eligible mineral properties located in Canada pursuant to the terms of the subscription agreements related to these flow-through shares (Note 13).

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

6.

Available-for-sale Securities

2009		2008
	Book Value	Market Value	Book Value	Market Value
80,500 (2008 – 385,688) common shares of Freegold Ventures Limited (“Freegold”)	$11,745	$12,880	$56,272	$408,829
196,600 (2008 – 196,600) common shares of CanAlaska Uranium Ltd. (“CanAlaska”)	37,432	31,456	37,432	49,150
674,500 (2008 – 174,500) common shares of El Nino Ventures Inc. (“El Nino”)	105,087	43,843	81,311	52,350
1,897,333 (2008 – 1,697,333 ) common shares of Foran Mining Corporation (“Foran”)	257,468	37,947	251,239	169,733
237,524 (2008 – 199,645) common shares of Breakwater Resources Ltd. (“Breakwater”)	422,115	32,066	422,115	201,641
Other Marketable securities	102,381	23,024	98,413	53,933
	$936,228	$181,216	$946,782	$935,636

The above investments have been accounted for using the fair value method. All investments represent less than a 5% ownership of the respective companies.  During the year, the Company sold 305,188 (2008 - 100,000) common shares of Freegold for proceeds of $192,366 (2008 - $246,958) resulting in a gain of $147,839 (2008 - $232,368).

7.

Asset Retirement Obligations

The Company’s asset retirement obligations consist of reclamation and closure costs for the Nixon Fork Property (Note 8v).  The present value of the estimated obligations relating to properties is $3,299,345 (30 April 2008 - $Nil) using discount rates at which cash flows have been discounted by 10%.  Significant reclamation and closure cost activities includes land rehabilitation and reforestation, demolition of buildings and mine facilities, fencing, ongoing care and maintenance and other costs.

The undiscounted inflated reclamation and closure cost obligation at 30 April 2009 is $3,729,867 (30 April 2008 - $Nil) and the cash outflows will occur in or about 2013.  An accretion expense component of $66,632 (2008 - $Nil, 2007 - $Nil) has been charged to operations to reflect an increase in the carrying amount of the asset retirement obligations.

Movements in the reclamation and closure cost balance during the period are as follows:

	2009	2008

Balance, beginning of year	$–	$–
Accretion	66,632	–
Addition to Nixon Fork future site reclamation costs	3,378,104	–
Effect of translation of foreign currency	(145,391)	–

Balance, end of year	$3,299,345	$–

In relation to these reclamation obligations, the Company, at 30 April 2009, had a deposit of $3,066,745 (30 April 2008 - $Nil) with the government of Alaska.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

8.

Mineral Property Costs

a)

Details are as follows:

	Acquisition (Net of option payments received)	Exploration	Exploration Advances /Refunds	Write-off Mineral Property Costs	Total 2009	Total 2008
Ontario Properties
River Valley Joint Venture	$ 1	$ 5,053,099	$ (5,053,099)	$ -	$ 1	$ 1
Sargesson and Kelly/Davis	27,900	11,954	-	-	39,854	39,854
West Timmins Nickel	56,595	3,075,342	-	(3,131,937)	-	3,093,967
Coldwell Project	223,761	769,025	-	-	992,786	879,091
Swayze, Joint Venture (Nickel Muir)	80,572	204,601	-	(285,173)	-	94,737
Raglan Hills (South Renfrew)	13,517	148,040	-	-	161,557	130,852
Ontario Project	14,754	568,342	-	-	583,096	112,115
East Sudbury Ontario	145,555	258,982	(22,995)	-	381,542	423,571
Goodchild	-	1,140	-	-	1,140	1,140
Walsh Township	36,400	38,643	-	(75,043)	-	36,400
North Duluth	-	3,038	-	-	3,038	3,038
Québec Properties
SOQUEM - Taureau	-	326,418	-	(326,418)	-	219,767
SOQUEM - Chenneville	-	206,618	-	(206,618)	-	85,330
Glitter Lake	80,600	289,231	(120,940)	-	248,891	174,613
Fiedmont	42,500	161,186	-	-	203,686	-
Nickel Plats, Saskatchewan	202,495	451,563	-	-	654,058	582,654
Winter Lake, Northwest Territories	52,250	2,704	-	-	54,954	54,756
Alaska Properties
Good News Bay	158,730	1,265,854	(1,193,500)	-	231,084	306,492
Reconnaissance (Kane, Tonsina, SE Alaska)	27,946	965,312	(500,000)	-	493,258	108,683
Union Bay	441,593	4,038,851	(4,251,162)	-	229,282	220,744
Nixon Fork	1,534,488	175,438	-	-	1,709,926	-

North Voisey, Labrador	46,081	9,671	-	-	55,752	54,926

	$ 3,185,738	$ 18,025,052	$ (11,141,696)	$ (4,025,189)	$ 6,043,905	$ 6,622,731

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

8.

Mineral Property Costs – Continued

b)

River Valley Farm-In and Joint Venture

By agreement dated 14 July 1999, the Company granted to Kaymin Resources Limited (“Kaymin”), a wholly owned subsidiary of Anglo Platinum Limited, an option to earn up to a 65% interest in the Company’s portion of certain properties, including the River Valley property, the Goldwright property, the Frontier property, the Washagami property, the Razor property and the Western Front property (Note 8b(i)-8b(vi) respectively), in the Sudbury Region of Ontario.  During a prior year, Kaymin elected to vest obtaining a 50% interest in the properties upon having paid the Company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 for exploration on the properties.

A joint venture is now in force.  Under this joint venture agreement, Kaymin is responsible for funding all exploration until a feasibility study is completed, which earns Kaymin an additional 10% interest.  In addition, if Kaymin arranges financing for a mine, it receives an additional 5% interest, increasing its ownership up to a possible 65% interest. As Kaymin controls all financing, investing and operating decisions during this second earn-in phase, the consolidated financial statements of the River Valley Joint Venture have not been incorporated on a proportionate basis into these consolidated financial statements.  As at 30 April 2009, $Nil (2008 - $Nil) is receivable from the joint venture for an unsecured advance payable which is non-interest bearing and due on demand.

The above agreement is subject to various Net Smelter Return (“NSR”) royalties under the terms of the underlying agreements ranging from 2% to 3%.

i)

River Valley Property, Ontario

By agreement dated 15 January 1999 and amended 11 March 1999, the Company acquired a 100% interest in 226 claim units, known as the River Valley Property, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario. As consideration, the Company paid $265,000 and issued 600,000 common shares to the optionors.  In addition, minimum annual exploration expenditures of $100,000 were completed.

The property is subject to a 3% NSR.  The Company, at its option, can purchase up to 2% of the NSR from the vendors for $2,000,000.

ii)

Goldwright Property, Ontario

By agreement dated 30 June 1998 and subsequently amended, the Company earned a 25% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario, by incurring in excess of $350,000 of exploration expenditures on the properties by 31 May 2001.

Certain of the above claims are subject to a 2% NSR.

iii)

Frontier Property, Ontario

The Company acquired a 100% interest in certain properties located in the Kelly and Davis Townships, Sudbury Mining District, Ontario for consideration of $30,000.  The property is subject to a 2% NSR.

During the year the interest in this property was allowed to lapse.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

8.

Mineral Property Costs – Continued

b)

River Valley Farm-In and Joint Venture – Continued

iv)

Washagami Property, Ontario

The Company acquired a 100% interest in certain mineral claims, known as the Washagami property located in the Davis and Jane Townships, Sudbury Mining District, Ontario for consideration of $28,200.

The property is subject to a 2% NSR.

v)

Razor Property, Ontario

The Company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

vi)

Western Front Property, Ontario

By agreement dated 16 November 2001, the Company earned a 70% interest in certain mineral claims known as the Western Front property from a company (the “optionor”) with certain directors in common, for consideration of $55,000 and issuance of 20,000 shares.  In addition, an exploration expenditure of $50,000 was completed.

The Company has the right to purchase an additional 30% interest in the property by paying $750,000 to the optionor.

The property is subject to a 3% NSR, the first 1% of which the Company can purchase for $1,000,000; the second 1% can be purchased for $2,000,000.  The Company and the optionor will share the NSR buyout privileges in proportion to their respective interests.

c)

Sargesson and Kelly/Davis Properties, Ontario

The Company acquired a 100% interest in certain mineral claims, known as the Sargesson and Kelly/Davis properties, located in the Janes, Davis and Kelly Townships, Sudbury Mining District, Ontario.  As consideration, the Company paid $68,400 and incurred $30,000 in exploration expenditures.

The property is subject to a 2% NSR.  The Company can purchase 1% of the NSR from the vendors for $400,000 and has the right of first refusal on the remaining 1% NSR.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

8.

Mineral Property Costs – Continued

d)

West Timmins Nickel Project, Ontario

By agreement dated 28 October 2004 as amended on 27 September 2006 and 7 April 2008, the Company may earn up to a 100 % interest in the West Timmins Nickel Project from Xstrata Nickel (“Xstrata”) (formerly Falconbridge Inc.).  The project is located in the Timmins region of Ontario.

Under the terms of the agreement, the Company, at its option, will spend $4,000,000 over a five-year period in order to vest with a 100% interest in the project.  Xstrata, for its part, will retain a 2% NSR and may, under certain circumstances, back in and earn a 50% interest by spending two and a half times the aggregate expenditure incurred by the Company within five years.  Xstrata may further elect to earn an additional 10% interest by completing a feasibility study or incurring $20,000,000 expenditures on the property.  Under the agreement, the Company will act as operator effective 1 January 2005.

In connection with the amendment on 7 April 2008, the parties further agree to the following:

Xstrata will fund 50% of a ground EM-survey (estimated at $400,000 CDN). The Company’s share will be included in the calculation of its expenditures under the agreement.

Xstrata will fund 100% of the in-house expenditures related to the data evaluation and interpretation of the EM-survey and the subsequent targeting based on the results of the EM-survey. This funding will be considered as an ‘in-kind’ contribution. The “in-kind” contributions as outlined would cover the contracting and logistical management of the geophysical contractor and the data processing, modeling and target generation based on the delivered products from the EM-survey. This time will be tracked for assessment credit purposes, but will not be invoiced to the Company.

The Company will remain operator; however, Xstrata will plan the ground geophysical survey and interpret the data in-house. Xstrata’s recommendations for follow-up to any quality Ni-Cu sulphide targets will be provided to the Technical Committee.

The Company will drill as a priority the Ni-Cu targets that result directly from the ground EM-survey. The results of the survey will be discussed by the Technical Committee, but for clarity, any drill targets deemed worthy of follow-up by Xstrata personnel through the ground EM-survey, will be drilled as priority.

Minimum aggregate exploration expenditures of $4,000,000 were to be completed by 31 December 2008.  This commitment has now been extended to 31 December 2009 as follows:

On or before 31 December 2005	(completed)	$750,000
On or before 31 December 2006	(completed)	$1,500,000
On or before 31 December 2007	(completed)	$2,500,000
On or before 31 December 2009 (extended)	(partially completed)	$4,000,000

During the year, the Company has given notice to Xstrata of its intention to terminate the option and joint venture agreement (Note 16).

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

8.

Mineral Property Costs – Continued

e)

Raglan Hills, Ontario (formerly: South Renfrew Property)

During the previous year, the Company acquired 6 claims by staking in Raglan Township, Ontario. In 2007, the Company entered into a joint venture agreement with First Nickel Inc. (“First Nickel”) to evaluate the claims as well as their adjoining claims as one property.  Each company will participate in working the property as a 50:50% joint venture. Expenditures and programs on the project will be determined by an annual joint management committee meeting.

During the year, the Company has given a notice to First Nickel of its intent to forego financial participation in 2009.  Under the terms of the joint venture agreement, the Company’s decision to forego financial contributions to the 2009 work program will lead to a reduction in the Company’s participating interest by an amount dependent upon First Nickel’s 2009 expenditure.

f)

Coldwell Properties, Ontario

During the previous year, the Company acquired 91 mineral claims by staking in the Coldwell Area near Marathon, Ontario.

g)

Walsh Township, Ontario

By agreement dated 1 January 2008, the Company may earn up to a 100 % interest in the Walsh Township Option.  The property is located in the Coldwell Area of Northern Ontario.

Under the terms of the agreement, the Company, at its option, will keep the claims in good standing over a three-year period in order to vest with a 100% interest in the project after making total payments of $60,000 and issuing 190,000 common shares of the Company. If the project continues beyond the three years, the prospectors will be paid $25,000 in each of year four and five as an advanced royalty on any production.

As consideration, the Company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$10,000	60,000	$-
On or before 1 January 2009		10,000	60,000	-
On or before 1 January 2010		15,000	40,000	-
On or before 1 January 2011		25,000	30,000	-
Total		$60,000	190,000	$-

An additional 100,000 shares may be issued upon vesting of 100% interest if the results of feasibility studies are positive.

The property is subject to a 2.0% NSR.  The Company shall have the right to purchase a 1% NSR for $1,000,000.

No significant results were obtained in a program of prospecting and geochemical sampling that was completed in the fall of 2008, thus the Company terminated the option agreement in November 2008.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

8.

Mineral Property Costs – Continued

h)

East Sudbury Property, Ontario

During the previous year, the Company acquired 124 mineral claims by staking in the Sudbury area of Ontario.

i)

Swayze Joint Venture, Ontario

During the previous year, the Company acquired claims by staking in Kenogaming Township (in the Swayze Greenstone Belt), Ontario. In March 2008, the Company entered into a three year joint venture agreement with Benton Resources Corp. (“Benton”) to evaluate the claims that both parties held in the Swayze Greenstone Belt.  It is proposed that the exploration budget over the three years will be $1,200,000 with the first year’s budget of $400,000.

Any additional claims acquired in the belt would be included in the joint venture. Each company will participate in working the properties as a 50:50% joint venture. Expenditures and programs on the properties will be determined by an annual joint management committee meeting.

During the previous year, the Company issued 10,000 common shares valued at $6,500 related to this property.

During the year, the Company has given notice to Benton of its intention to terminate the joint venture agreement (Note 16).

j)

North Duluth Property, Ontario

During the previous year, the Company spent $3,038 related to the acquisition of the 10 mineral claims in the Crystal Lake Area south of Thunder Bay, Ontario.

k)

Glitter Lake Property, Québec

By agreement dated 15 August 2003, amended on 30 April 2005 and amended on 30 April 2006, the Company can acquire, from CanAlaska Uranium Ltd. (“CanAlaska”), a company that previously had certain directors in common, a 50% interest in certain mineral claims known as the Glitter Lake property, located in the province of Québec. As consideration, the Company, at its option, must issue shares, make payments and incur exploration expenditures (the expenditure commitments for 2008 and 2009 have been extended to 2009 and 2010 as agreed to in an dated 1 April 2008 ammendment) as follows:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(paid)	10,000	-	-
On or before 4 June 2004	(issued)	-	20,000	-
On or before 15 August 2004	(paid)	15,000	-	-
On or before 28 May 2005	(issued)	-	20,000	-
On or before 15 August 2005	(paid)	20,000	-	-
On or before 28 May 2006	(issued)	-	20,000	-
On or before 15 April 2007	(completed)	-	-	150,000
On or before 15 April 2009	(partially completed)	-	-	200,000
On or before 15 April 2010		-	-	300,000
Total		$45,000	60,000	$700,000

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

8.

Mineral Property Costs – Continued

k)

Glitter Lake Property, Québec – Continued

Upon the Company having vested with a 50% interest by completing the aforementioned payments and obligations, the Company may elect within 45 days to increase its interest to 60% by completing a bankable feasibility study within 24 months.  In the event the Company does not complete a bankable feasibility study within two years, the Company agrees to make cash payments in the amount of $50,000 per annum for each year the feasibility study is not completed. Upon vesting with a 60% interest, the Company may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within 2 years from the date of this election. In the event that the bankable feasibility study indicates an IRR in excess of 15%, the Company agrees to make annual cash payments of $50,000 to the Optionor for each year the project is not placed into commercial production.

In the event that a major mining company elects to participate in the project before the Company vests with a 50% interest, the Company will issue shares to the value of $100,000 to CanAlaska, within 15 days of the Company becoming vested, or pay such amount that will result in the Company having spent $1,000,000 in exploration expenditures.

The property is subject to a 1.5% NSR payable to a third party.  The Company and CanAlaska will share the NSR buyout privileges in proportion to their respective interests.

On 30 January 2009, the Company and CanAlaska signed an amendment to the option agreement whereby CanAlaska has assigned a 100% interest in the Glitter Lake property to the Company in consideration of approximately $83,600 for CanAlaska’s remaining lease obligations with respect to it’s Kerrisdale office location to the end of the lease term in November 2010. CanAlaska retains a 0.5% NSR interest in the property. The original option agreement has thus been terminated.

l)

SOQUEM Agreement, Québec

On 30 June 2006, the Company entered into a 50:50% Cooperation Agreement with SOQUEM Inc. in order to conduct research on platinum properties in the province of Québec.  Field work was carried out and subsequently certain mineral claims were staked.

During the year, the Company and SOQUEM have jointly agreed to terminate the Taureau and Chenneville exploration alliance.

m)  Fiedmont, Val d’Or, Québec

On 16 December 2008, the Company entered into an Option Agreement (the “Agreement”) with Kinbauri Gold Corp. (“Kinbauri”) whereby the Company may earn a 60% interest in Kinbauri’s Fiedmont Property (“Fiedmont”) subject to a 2% NSR held by the original vendors; the vendor’s NSR is subject to a one percent, $900,000 buyback.

Under the terms of the Agreement, the Company may pay Kinbauri an aggregate amount of $98,000, issue 150,000 common shares to Kinbauri, subject to regulatory hold periods and expend $400,000 on exploration prior to 30 November 2010 to earn its interest. The Company’s first year commitment is mandatory and includes payment to Kinbauri of $38,000 (paid), issuance of 50,000 shares (issued, valued at $4,500), and expenditures of $150,000 (incurred) on exploration prior to 30 November 2009.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

8.

Mineral Property Costs – Continued

m)

Fiedmont, Val d’Or, Québec – Continued

The Fiedmont property is located 30km north of Val d’Or, Québec, and is road accessible. The property consists of 84 claims (3,458 ha); 40 claims of which were staked in 2008.

n)

Northwest Territories

During a previous year, the Company acquired 33 mineral claims by staking in the Northwest Territories.

o)

Nickel Plats, Saskatchewan

By agreement dated 30 April 2007, the Company can acquire, from Diamond Hunter Ltd. (“Hunter”), a 100% interest in certain mineral claims known as the Nickel Plats property, located in the province of Saskatchewan.

On 30 March 2009, the Company and Hunter signed an amendment to the terms agreement as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$10,000	75,000	$-
On or before 30 June 2007	(paid)	20,000	-	-
On or before 30 April 2008	(paid/issued)	30,000	75,000	-
On or before 30 April 2009	(paid/issued)	15,000	50,000	-
On or before 30 April 2010		15,000	50,000	-
On or before 30 April 2011		20,000	-	-
On or before 30 April 2012		20,000	-	-
On or before 30 April 2013		20,000	-	-
Total		$150,000	250,000	$-

An additional 100,000 shares may be issued upon vesting of 100% interest if the results of a feasibility studies are positive.

The property is subject to a 2.0% NSR.  The Company shall have the right to purchase a 1.0% NSR for $750,000.

During the previous year, by agreement dated 16 May 2007, the Company can acquire for $10,000 (paid), from Hunter, a 100% interest in certain mineral claims known as the Nickel Plats adjunct property, located in the province of Saskatchewan.

The Nickel Plats adjunct property is subject to a 2.0% NSR.  The Company shall have the right to purchase a 1.0% NSR for $750,000.

p)

North Voisey, Labrador

During the previous year, the Company acquired 3 mineral claims by staking north of Voisey Bay in Labrador.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

8.

Mineral Property Costs – Continued

q)

Goodnews Bay, Alaska

By agreement dated 1 January 2006, the Company can acquire, from Calista Corporation (“Calista”), a 100% interest in certain mineral claims known as the Goodnews Bay property, located on the west coast of Alaska.

As consideration, the Company, at its option, must make payments and incur exploration expenditures as follows:

			Payments	Exploration Expenditures
Upon execution of agreement	(paid)	US$	25,000	US$	-
On or before 31 December 2006	(paid/incurred)		45,000		200,000
On or before 31 December 2007	(paid/incurred)		55,000		250,000
On or before 31 December 2008			75,000		350,000
On or before 31 December 2009*			100,000		450,000
On or before 31 December 2010					700,000
Total		US$	300,000	US$	1,950,000

*

US$100,000 annual payments to be made thereafter until completion of a feasibility study

US$250,000 annual payments to be made following completion of a feasibility study.

The Company has elected to expend the required US$450,000 of 2006 and 2007 exploration expenditures. The Company shall have until December 1st of each year the lease is in effect to commit to the following year's exploration expenditures.

After the Company has completed US$1.95 million expenditures on the property, it shall have a grace period of two years without obligation to perform additional work commitments, after which it will be required to expend a minimum of US$700,000 per annum, until a feasibility study is completed.

Once the Company completes a feasibility study, the Company shall have no further work obligations for a subsequent period of four years in addition to the time remaining in the grace period of two years. After five years, the Company will continue to make cash payments of US$100,000 until such time as the feasibility study is completed. Upon completion of a feasibility study and until such time as the commencement of commercial production, the Company will make cash payments of US$250,000 per annum.  In addition, the Company will donate US$3,000 (paid in current year) to the Calista Corporation Scholarship Fund each year the lease is in effect, until such time as a feasibility study is completed, at which time the donation shall increase to US$5,000 per year. Following commencement of commercial production, the Company will provide US$10,000 per annum to the scholarship fund.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

8.

Mineral Property Costs – Continued

q)

Goodnews Bay, Alaska – Continued

The Company will pay a NSR to Calista of 1.5% or US$100,000 per annum whichever is the greater from the commencement of commercial production for a period of five years or until payback of all capital expenditure on the project, whichever is shorter; thereafter the royalty shall be tied to the price of platinum.  Upon receipt of the feasibility study, Calista shall have one hundred and eighty (180) days in which to elect to acquire up to fifteen percent (15%) but in no event less than five percent (5%) operating interest in the project. At the time Calista elects to acquire an operating interest, Calista shall pay the joint venture an initial contribution of two hundred percent (200%) of the agreed-upon pro-rata portion of exploration costs incurred by the Company, minus anniversary cash payments and scholarship contributions paid to Calista.

On 7 February 2007, the Company entered into a Letter of Agreement with Stillwater Mining Company (“Stillwater”) pertaining to ongoing exploration on the property. Under the terms of the Agreement, Stillwater will spend US$4 million to earn 50% of the property by 31 December 2010.  Stillwater may elect to increase its interest to 60% by incurring an additional US$8 million in exploration expenditures within an additional two year period or upon completion of a feasibility study, whichever occurs first.  Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the property into commercial production within an additional three years.

The Company will be the project manager during the option period, as defined in the Letter of Agreement and will receive a management fee.

In November 2008 the option agreements with Calista Corporation and Stillwater were terminated.

r)

Tonsina Property, Alaska

During previous year, the Company acquired certain mineral claims by staking in Alaska.

s)

Kane Property, Alaska

During  previous year, the Company acquired certain mineral claims by staking in Alaska.

t)

S.E. Property, Alaska

During the previous year, the Company acquired certain mineral claims by staking in Alaska.

On 6 June 2007, the Company entered into an option agreement (the “Agreement”) with Stillwater pertaining to ongoing exploration on the property. Under the terms of the Agreement, Stillwater could elect to spend US$3.5 million to earn 50% of the first selected property and US$4.0 million on each subsequent selected property by 31 December 2011.  Stillwater may elect to increase its interest to 60% by incurring an additional US$8 million in exploration expenditures within an additional two year period or upon completion of a feasibility study, whichever occurs first.  Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the property into commercial production within an additional three years.

The Company will be the project manager during the option period, as defined in the Agreement and will receive a management fee.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

8.

Mineral Property Costs – Continued

t)

S.E. Property, Alaska – Continued

Stillwater elected in March 2008 not to continue with the exploration programs outlined in the Agreement to evaluate new ground in south east Alaska.

u)

Union Bay Property, Alaska

By agreement dated 1 October 2002 and amended 2 April 2003 and 4 February 2004, the Company could acquire, from Freegold, a company that previously had certain directors and officers in common, an option to earn up to a 70% interest in the Union Bay Property.

In order to earn its 50% interest, the Company purchased a private placement of $165,000 (2002) and made cash payments, issued shares and incurred exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
- Within 5 days from approval date (issued)	$-	30,000	$-
- On or before 1 July 2003 (paid / incurred)	20,000	-	30,000
- On or before 30 January 2004 (issued)	-	30,000	-
- On or before 1 July 2004 (paid / incurred)	20,000	-	30,000
- On or before 1 July 2005 (paid / incurred)	30,000	-	340,000
- On or before 1 July 2006 (paid / incurred)	30,000	-	600,000
	$100,000	60,000	$1,000,000

Following vesting with a 50% interest on 1 July 2006, the Company had the right to elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of vesting with 50%. This election was not made.

Under the terms of the agreement, the Company upon vesting with 50%, issued 253,586 shares at market value for $100,000 to Freegold. 134,538 shares were issued and accounted for in a previous year.

By Memorandum of Agreement dated 4 May 2007, Freegold and the Company confirmed their 50:50% interest in the property. The Company will be the Project Operator.

v)

Nixon Fork Property, Alaska

On 12 February 2009, the Company acquired a 100% interest in the Nixon Fork Gold Mine through the purchase of Mystery Creek Resources, Inc, located 56 km northeast of McGrath, Alaska for a total consideration of US$500,000. The Company paid US$100,000 upon signing the agreement dated 9 December 2008. The Company exercised the option by agreeing to pay a further US$400,000 of which US$100,000 was paid 12 February 2009, and the balance is required to be paid in three equal instalments on 1 May 2009 (paid), 1 July 2009 and 1 September 2009..

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

8.

Mineral Property Costs – Continued

W)

New Zealand Property

During a previous year, the Company was granted two exploration permits in New Zealand. The Company allowed one permit to lapse and transferred title on the other permit to Mainland Resources Ltd (a private company registered in New Zealand) while retaining a 2% NSR. Accordingly, all acquisition and exploration costs previously incurred have been written off.

9.

Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	2009 Net Book Value
Automotive equipment	$86,471	$41,855	$44,616
Furniture and office equipment	229,489	148,889	80,600
	$315,960	$190,744	$125,216

	Cost	Accumulated Amortization	2008 Net Book Value
Automotive equipment	$86,471	$22,733	$63,738
Furniture and office equipment	208,557	123,811	84,746
	$295,028	$146,544	$148,484

During the year ended 30 April 2009, total additions to property, plant and equipment were $20,932 (30 April 2008 - $97,484).

10.

Related Party Transactions

Except as disclosed elsewhere in these financial statements, related party transactions are as follows:

a)

During the year, management fees of $214,972 (2008 - $128,807, 2007 – $94,052) were paid to a company controlled by a director and Chairman.

b)

During the year, consulting fees of $135,000 (2008 - $Nil, 2007 - $Nil) were paid to a company controlled by the Vice President of Business Development.

c)

During the year, engineering and consulting fees of $61,807 (2008 - $Nil, 2007 - $Nil) were paid to the Vice President of Exploration.

d)

During the year, engineering and consulting fees of $123,641 (2008 - $115,184, 2007 - $Nil) were paid to a company controlled by the former Vice President of Project Development.

e)

During the year, engineering and consulting fees of $63,076 (2008 - $92,400, 2007 - $48,150) were paid to a company controlled by the former Vice President of Exploration.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

10.

Related Party Transactions – Continued

f)

During the year, consulting fees in the amount of $Nil (2008 - $30,973, 2007 - $28,727) were paid to a company controlled by the former Corporate Secretary.

g)

During the year, rent in the amount of $Nil (2008 - $Nil, 2007 - $31,352) was paid to a company controlled by a director and Chairman.

h)

During the year, accounting fees of $Nil (2008 - $45,000, 2007 - $33,331) were paid to a company controlled by the former Chief Financial Officer.

i)

During the year, consulting fees of $Nil (2008 - $14,665, 2007 - $48,000) were paid to a company controlled by the former Vice President of Business Development.

j)

During the year, wages of $Nil (2008 - $Nil, 2007 - $32,042) were paid to the former Vice President, Corporate Finance.

k)

During the year, management fees of $12,176 (2008 - $16,353, 2007 - $49,209) were received from the River Valley Joint Venture.

l)

Effective 1 February 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the year, $25,750 (2008 - $45,000, 2007 - $19,000) was paid/accrued to directors.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.

Share Capital

a)

Private Placements

On 1 June 2007, the Company closed a non-brokered private placement of 584,000 flow-through units for gross proceeds of $292,000.   Each unit was priced at $0.50 and consists of one common share and one-half of one non-transferable, non-flow-through share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.60 per share exercisable until 1 December 2008.

On 1 June 2007, the Company closed a non-brokered private placement of 6,103,950 units for gross proceeds of $3,051,975.   Each unit was priced at $0.50 and consists of one common share and one-half of one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.60 per share exercisable until 1 December 2008.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

11.

Share Capital - Continued

a)   Private Placements - Continued

On 18 July 2007, the Company closed a non-brokered private placement of 4,161,356 units for gross proceeds of $2,912,949.   Each unit is priced at $0.70 and consists of one common share and one-half of one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.90 per share exercisable until eighteen months from the closing date.

On 18 July 2007, the Company closed a non-brokered private placement of 1,500,000 flow-through units for gross proceeds of $1,200,000.   Each unit is priced at $0.80 and consists of one flow-through common share and one-half of one non-transferable, non-flow-through share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $1.00 per share exercisable until twelve months from the closing date.

On 27 March 2008, the Company closed a non-brokered private placement of 700,000 units for gross proceeds of $350,000.   Each unit is priced at $0.50 and consists of one common share and one-half of one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.60 per share exercisable until twelve months from the closing date.

On 27 March 2008, the Company closed a non-brokered private placement of 6,000,000 flow-through units for gross proceeds of $3,000,000.   Each unit is priced at $0.50 and consists of one flow-through common share and one-half of one non-transferable, non-flow-through share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.60 per share exercisable until twelve months from the closing date.

During the year ended 30 April 2007, the Company completed a non-brokered private placement of 4,444,444 common shares at a price of $0.45 per common share for gross proceeds of $2,000,000 with Stillwater Mining Company. No finder’s fee or commission have been paid.

During the year ended 30 April 2007, the Company completed a non-brokered private placement of up to 2,127,660 shares at $0.47 per share. 1,889,362 flow-through common shares were issued for gross proceeds of $888,000 and 238,298 common shares were issued for gross proceeds of $112,000 to Stillwater Mining Company. A finder’s fee of 61,508 shares fair valued at $28,909 was issued.

b)

Other

During the year ended 30 April 2009, the Company issued 50,000 common shares valued at $4,500 for the acquisition of the mineral property interests.

During the year ended 30 April 2009, the Company issued 50,000 common shares valued at $5,000 for the acquisition of the mineral property interests.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

11.

Share Capital – Continued

b)

Other – Continued

During the previous year ended 30 April 2008, the Company issued 220,000 common shares valued at $110,150 for the acquisition of the mineral property interests.

During the previous year ended 30 April 2008, the Company issued 210,000 common shares valued at $105,000 and 300,000 agent compensation warrants for agent services rendered. Each warrant entitles the holder to purchase one additional common share at a price of $0.60 per share exercisable until 31 March 2009.

c)

Flow-Through Shares

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures under Canadian Income Tax Legislation.

d)

Exercise of Warrants and Options

i)

During the year, no warrants were exercised (2008 - Nil).

ii)

During the year, no options were exercised (2008 - 132,500 at $0.40) for gross proceeds of $Nil (2008 - $53,000).

e)

Performance Shares

A total of 2,697,990 performance shares were reserved for issue.  At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants to the Company.

During a previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new officer to the Company.  These shares are to be granted as follows:

Shares	Date
50,000	15 January 2004	(issued)
50,000	30 June 2004	(issued)
50,000	31 October 2004	(issued)
50,000	28 February 2005	(allotted as at 30 April 2005 ) (issued June 2005)
50,000	1 July 2005	(issued)
50,000	1 December 2005	(issued)
300,000

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

11.

Share Capital – Continued

e)

Performance Shares – Continued

During a previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new officer to the Company.  These shares are to be granted as follows:

Shares	Date
25,000	24 May 2005	(issued)
25,000	24 November 2005	(issued)
50,000	28 August 2006	(issued)
50,000	28 February 2007	(cancelled December 2006)
75,000	28 August 2007	(cancelled December 2006)
75,000	28 February 2008	(cancelled December 2006)
300,000

During the previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new Vice-President of Project Development to the Company.  These shares are available for issuance as follows:

Shares	Date
25,000	16 October 2007	(issued)
25,000	16 January 2008	(issued)
25,000	16 April 2008	(allotted as at 30 April 2008) (issued August 2008*)
25,000	16 July 2008	(issued**)
25,000	16 October 2008	(issued***)
25,000	16 January 2009	(issued***)
25,000	16 April 2009	(cancelled March 2009)
25,000	16 July 2009	(cancelled March 2009)
25,000	16 October 2009	(cancelled March 2009)
25,000	16 January 2010	(cancelled March 2009)
25,000	16 April 2010	(cancelled March 2009)
25,000	16 July 2010	(cancelled March 2009)
300,000

*

25,000 performance shares were issued at $0.01 per share for total proceeds of $250.  The fair market value of the performance shares at the date of the issuance was $6,750.  The difference between the issue price and the fair market value ($6,500) was recorded in the accounts as stock-based compensation.  The offsetting entry is to share capital.

**

25,000 performance shares were issued at $0.01 per share for total proceeds of $250.  The fair market value of the performance shares at the date of the issuance was $6,750.  The difference between the issue price and the fair market value ($6,500) was recorded in the accounts as stock-based compensation.  The offsetting entry is to share capital.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

11.

Share Capital – Continued

e)

Performance Shares – Continued

***

50,000 performance shares were issued at $0.01 per share for total proceeds of $500.  The fair market value of the performance shares at the date of the issuance was $4,500.  The difference between the issue price and the fair market value ($4,000) was recorded in the accounts as stock-based compensation.  The offsetting entry is to share capital.

During the year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new Vice-President of Business Development to the Company.  These shares are available for issuance as follows:

Shares	Date
50,000	12 May 2009
50,000	12 November 2009
50,000	12 May 2010
50,000	12 November 2010
50,000	12 May 2011
50,000	12 November 2011
300,000

During the year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new Vice-President of Exploration to the Company.  These shares are available for issuance as follows:

Shares	Date
50,000	12 May 2009
50,000	12 November 2009
50,000	12 May 2010
50,000	12 November 2010
50,000	12 May 2011
50,000	12 November 2011
300,000

f)

Share Purchase Options

The Company has established a share purchase option plan whereby the Board may from time to time grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company’s board of directors.  The exercise price of an option is to be not less than the closing price on the Toronto Stock Exchange (“TSX”) on the last trading day preceding the grant date.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

11.

Share Capital – Continued

f)

Share Purchase Options – Continued

A summary of the Company’s options at 30 April 2009 and the changes for the year are as follows:

Number outstanding 30 April 2008	Granted	Exercised	Expired	Cancelled	Number outstanding 30 April 2009	Exercise price per share	Expiry date
525,000	-	-	525,000	-	-	$0.76	10 September 2008
1,525,000	-	-	-	265,000	1,260,000	$0.70	5 November 2009
412,000		-	-	-	412,000	$0.83	28 February 2010
370,000	-	-	-	15,000	355,000	$0.60	3 May 2010
125,000	-	-	-	25,000	100,000	$0.40	3 February 2011
232,500	-	-	-	150,000	82,500	$0.40	19 April 2011
50,000	-	-	-	-	50,000	$0.50	8 May 2011
20,000	-	-	-	-	20,000	$0.50	19 May 2011
150,000	-	-	-	-	150,000	$0.47	14 February 2009
870,000	-	-	-	150,000	720,000	$0.55	18 May 2012
50,000	-	-	-	50,000	-	$0.72	27 June 2012
100,000	-	-	-	100,000	-	$0.70	13 August 2012
280,000	-	-	-	-	280,000	$0.50	11 October 2012
130,000	-	-	-	-	130,000	$0.50	29 October 2012
85,000	-	-	-	-	85,000	$0.50	14 November 2012
1,200,000	-	-	-	160,000	1,040,000	$0.60	22 February 2013
-	200,000	-	-	100,000	100,000	$0.50	11 June 2013
-	600,000	-	-	-	600,000	$0.50	13 / 15 August 2013
-	1,325,000	-	-	-	1,325,000	$0.25	22 April 2014
6,124,500	2,125,000	-	525,000	1,015,000	6,709,500

During the year ended 30 April 2009, the Company recognized the following costs with respect to options granted in the years 2009 and 2008:

Grant date	Granted	Exercise price	Fair Value	2009 Vested Amount
11 June 2008	100,000	$ 0.50	$ 18,483	$ 6,931
13 August 2008	300,000	$ 0.50	43,359	10,840
15 August 2008	300,000	$ 0.50	28,491	2,374
22 April 2009	1,325,000	$ 0.50	86,072	-
	2,025,000		$ 176,405	$ 20,145

The total estimated fair value of the 2,025,000 options is $176,405.  Since the options were granted under a graded vesting schedule, $20,145 of the total fair value has been recorded in the Company accounts as stock-based compensation expenses during 2009.  The offsetting entry is to contributed surplus.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

11.

Share Capital – Continued

f)

Share Purchase Options – Continued

During prior years, the Company granted the following options and recognized the 2009 vested amount as follows:

Grant date	Granted	Exercise pirce	Fair Value	2009 Vested Amount
18 May 2007	1,500,000	$ 0.55	$ 292,572	$ 146,286
27 June 2007	50,000	$ 0.72	23,159	11,579
13 August 2007	100,000	$ 0.70	33,932	16,871
11 October 2007	280,000	$ 0.50	78,476	38,209
29 October 2007	130,000	$ 0.50	36,205	18,103
14 November 2007	85,000	$ 0.50	22,876	11,788
22 February 2008	1,200,000	$ 0.60	459,396	459,396
Total	3,345,000		$ 946,616	$ 702,232

The total estimated fair value of the 3,345,000 options is $946,616.  Since the options were granted under a graded vesting schedule, $702,232 of the total fair value has been recorded in the Company accounts as stock-based compensation expenses during the year.  The offsetting entry is to contributed surplus.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2009	2008	2007
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	92.55%	82.56%	51.49%
Risk-free interest rate	2.36%	3.78%	4.08%
Expected life of options	5.0 years	5.0 years	5.0 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2008
Canadian Funds

11.

Share Capital – Continued

g)

Share Purchase Warrants

During the year ended 30 April 2009, the following share purchase warrants expired:

Warrants	Exercise Price	Expiry Date
750,000	$1.00	18 July 2008
3,343,975	$0.60	1 December 2008
2,080,678	$0.90	18 January 2009
3,000,000	$0.60	31 March 2009
300,000	$0.60	31 March 2009
350,000	$0.60	31 March 2009
9,824,653

During the previous year, 9,824,653 common share purchase warrants having a fair value of $1,566,221 were issued relating to private placements.

The relative pro rata allocation of the fair value of the stock purchase warrants included in unit offerings is estimated on the date of issuance of the unit using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2009	2008
Average risk-free interest rate	-	3.70%
Expected dividend yield	-	-
Expected stock price volatility	-	86.41%
Average expected warrant life	-	1.4 years

Pricing models require the input of highly subjective assumptions including the expected stock price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock purchase warrants.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

12.

Income Taxes

a)

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2009	2008

Net loss for the year	$(5,354,466)	$(883,378)
Canadian federal and provincial income tax rates	30.67%	31.00%

Expected income tax (recovery)	$(1,641,706)	$(273,847)
Items not deductible for income tax purposes	1,208,538	104,372
Income tax benefit recognized on issuance of flow-through shares	(920,000)	(462,520)
Unrecognized benefit of non-capital losses	433,168	169,475

Total income taxes (recovery)	$(920,000)	$(462,520)

Represented by:
Current income tax	$-	$-
Future income tax recovery	$(920,000)	$(462,520)

b)

The significant components of the Company's future income tax assets and liabilities are as follows:

	2009	2008

Future income tax assets (liabilities)
Non-capital loss carry forwards	$2,165,629	$2,010,209
Share issue costs	71,456	100,061
Undepreciated capital cost in excess of accounting net book value	60,440	47,408
Mineral properties	(252,369)	(1,027,285)

	2,045,156	1,130,393
Valuation allowance	(2,582,226)	(1,130,393)

Net future income tax assets	$(537,070)	$-

The Company has non-capital losses for Canadian tax purposes of approximately $7,063,254 available to offset against taxable income in future years, which, if unutilized, will expire through to 2029.  Subject to certain restrictions, the Company also has resource exploration expenditures of approximately $5,220,783 available to reduce taxable income of future years.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

12.

Income Taxes – Continued

c)

Future Income Tax Recovery

During the year, flow-through shares totalling $Nil (2008 - $4,492,000, 2007 - $888,000) were issued, which funds are required to be spent on certain Qualifying Canadian Exploration Expenditures.  Because the Company no longer has the ability to use the expenditures for tax purposes, the Company is required to record a future tax liability which is equal to the renunciation, times the corporation tax rate when expenditures are renounced. This amounted to $920,000 (2008 - $462,520, 2007 - $302,986). However, because the Company has unused tax losses and resource pools in excess of the renunciation, the future tax liability becomes a future income tax recovery.

13.

Commitments

a)

By agreement effective 1 December 2005, the Company entered into a five-year management agreement with a company controlled by a director and Chairman.  Compensation is $7,350 per month for the first year, with a 5% increase on each anniversary date plus benefits.  The Chairman and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is automatically renewable for two-year periods.  The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years’ compensation.

By amended agreement effective 1 December 2008, the Company amended the 1 December 2005 agreement.  The compensation under the original agreement was amended from $7,350 per month to $14,104 per month.  The 5% increase under the original agreement was waived until 1 December 2009.  All terms of the original agreement remained the same.

b)

The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company (Note 8).

c)

The Company must incur mineral property operating expenditures equal to the proceeds of all flow-through shares issued by the Company.  These mineral property operating expenditures must be incurred within a period of two years from the date of issue of the flow-through shares (Note 5).

d)

By agreement dated 1 December 2006, the Company entered into a five-year lease for office premises with the following lease payments to the expiration of the lease on 30 November 2011:

Amount
2009	88,963
2010	175,968
2011 (expiry in November 2011)	102,648
Total	$367,579

In November 2008 the Company entered into an agreement with the former co-signor of the lease whereby the Company assumed their remaining lease obligation and received a lump sum amount of $126,845 which will be then applied to the end of the term.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

14.

Capital Disclosure

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued capital, contributed surplus, accumulated other comprehensive loss and deficit.  The Company’s objectives when managing capital are to: (i) preserve capital, (ii) obtain the best available net return, and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

The Company’s policy is to invest its excess cash in highly liquid, fully guaranteed, bank sponsored instruments.

15.

Segmented Information

Details on a geographic basis as at 30 April 2009 are as follows:

	USA	Canada	New Zealand	Total
Assets	$5,755,418	$9,339,918	$-	$15,095,336
Mineral property costs	$2,663,550	$3,380,355	$-	$6,043,905
Loss for the year	$(611)	$(5,353,855)	$-	$(5,354,466)

Details on a geographic basis as at 30 April 2008 are as follows:

	USA	Canada	New Zealand	Total
Assets	$635,919	$16,451,110	$-	$17,087,029
Mineral property costs	$635,919	$5,986,812	$-	$6,622,731
Loss for the year	$-	$(883,378)	$-	$(883,378)

Details on a geographic basis as at 30 April 2007 are as follows:

	USA	Canada	New Zealand	Total
Assets	$609,715	$6,706,156	$-	$7,315,871
Mineral property costs	$609,715	$2,186,002	$-	$2,795,717
Loss for the year	$(297)	$(1,145,799)	$(84,668)	$(1,230,764)

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

16.

Subsequent events

On 4 May 2009, the Company allowed the Winter Lake claims in the Northwest Territories to revert to the Crown.

On 5 May 2009, the Company received a confirmation letter from Xstrata related to the termination of the West Timmins option and joint venture agreement (Note 8d).

On 11 May 2009, the Company received a confirmation letter from Benton related to the termination of the Swayze joint venture agreement (Note 8i).

17.  Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

Canadian generally accepted accounting principles (“Canadian GAAP”) vary in certain significant respects from the principles and practices generally accepted in the United States (“US GAAP”).  The effect of the principal measurement differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes:

a)

SEC staff have interpreted US GAAP to require that mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property.  Accordingly, for US GAAP purposes, for all periods presented, the Company has expensed all land use costs for mineral properties and deferred exploration costs, which have been incurred by the Company, for which commercially mineable revenues do not exist.  Under Canadian GAAP, such costs have been deferred.  For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities.  For US GAAP, these costs would be characterized as operating activities.

b)

United States GAAP requires that the fair market value of contributed executive services be recorded as an expense, even when they are not paid.  For the year ended 1998, the fair market value of contributed executive services of $98,000 was expensed for United States GAAP purposes.

c)

Under Canadian GAAP a premium to market on the issuance of flow-through shares would be recorded in share capital.  For US GAAP purposes, SFAS 109, “Accounting for Income Taxes” the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.  A future tax liability is recognized for the premium paid by the investors.  For the year ended 2008, premium on the issuance of flow-through shares was $660,000.  For the year ended 1998, the Company recorded a flow-through discount of $127,890.

d)

Under United States GAAP, available-for-sale securities are recorded at market value.  The difference between the market value and the cost of the investment is recorded as a separate shareholders’ equity category named comprehensive income.  Once the investment is sold, the comprehensive income for that investment is cleared out to income.  Under Canadian GAAP, available-for-sale securities are reported at fair value based on quoted market price.  There is no comprehensive income category in Canada prior to the adoption of CICA 3835, “Financial Instruments – Recognition and Measurement” and CICA 1530, “Comprehensive Income”.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

17.

Differences Between Canadian and United States GAAP – Continued

e)

Restricted cash

Under US GAAP, funds raised from the issuance of flow-through shares, which have not yet been disbursed on qualifying exploration expenditures, would be disclosed as restricted cash and excluded from current assets.  Accordingly, cash and cash equivalents under US GAAP would be reduced by $1,125,083 at 30 April 2009.

f)

The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Years Ended 30 April
	2009	2008	2007
Loss for the year as reported	$(5,354,466)	$(883,378)	$(1,230,764)
Recovery (write-off) of mineral exploration costs (Note 17a)	2,139,414	(3,653,364)	(723,334)
Future tax recovery (Note 17c)	(320,000)	(402,520)	(302,986)
Loss for the year in accordance with US GAAP	$(3,535,052)	$(4,939,262)	$(2,257,084)
Unrealized gain (loss) on available-for-sale securities (Note 17d)	$(743,866)	$(488,215)	$219,367
Comprehensive loss for the years under US GAAP	$(4,278,918)	$(5,427,477)	$(2,037,717)
Loss per share for the year in accordance with US GAAP	$(0.05)	$(0.09)	$(0.06)
Comprehensive loss per share in accordance with US GAAP	$(0.07)	$(0.10)	$(0.05)

g)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Years Ended 30 April
	2009	2008	2007
Deficit as reported	$(17,235,568)	$(11,881,102)	$(10,997,724)
Flow-through discount (Note 17c)	127,890	127,890	127,890
Write-off of mineral exploration costs (Note 17a)	(4,309,667)	(6,449,081)	(2,795,717)
Future tax recovery (Note 17c)	(1,413,155)	(1,093,155)	(690,635)
Deficit in accordance with US GAAP	$(22,830,500)	$(19,295,448)	$(14,356,186)

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

17.  Differences Between Canadian and United States GAAP – Continued

h)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares		Accumulated Deficit	Contributed Surplus	Accumulated Comprehensive Income	Total
	Number	Amount

Shareholders’ equity balance as reported at 30 April 2007	41,996,202	$16,906,926	$(10,997,724)	$1,267,228	$-	$7,176,430
Flow-through discount (Note 17c)	-	-	127,890	-	-	127,890
Available-for-sale securities (Note 17d)	-	-	-	-	477,069	477,069
Fair market value of contributed executive services (Note 17b)	-	-	-	(98,000)	-	(98,000)
Write-off of mineral exploration costs (Note 17a)	-	-	(2,795,717)	-	-	(2,795,717)
Future tax recovery (Note 17c)	-	690,635	(690,635)	-	-	-
Shareholders’ equity in accordance with US GAAP at 30 April 2007	41,996,202	$17,597,561	$(14,356,186)	$1,169,228	$477,069	$4,887,672
Shareholders’ equity balance as reported at 30 April 2008	61,658,008	$25,677,015	$(11,881,102)	$3,075,349	$(11,146)	$16,860,116
Flow-through discount (Note 17c)	-	-	127,890	-	-	127,890
Fair market value of contributed executive services (Note 17b)	-	-	-	(98,000)	-	(98,000)
Write-off of mineral exploration costs (Note 17a)	-	-	(6,449,081)	-	-	(6,449,081)
Future tax recovery (Note 17c)	-	493,155	(1,093,155)	-	-	(600,000)
Shareholders’ equity in accordance with US GAAP at 30 April 2008	61,658,008	$26,170,170	$(19,295,448)	$2,977,349	$(11,146)	$9,840,925

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

17.  Differences Between Canadian and United States GAAP – Continued

h)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity, as reported, is as follows: - Continued

	Common Shares		Accumulated Deficit	Contributed Surplus	Accumulated Comprehensive Income	Total
	Number	Amount

Shareholders’ equity balance as reported at 30 April 2009	61,858,008	$24,779,281	$(17,235,568)	$3,790,226	$(755,012)	$10,578,927
Flow-through discount (Note 17c)	-	-	127,890	-	-	127,890
Fair market value of contributed executive services (Note 17b)	-	-	-	(98,000)	-	(98,000)
Write-off of mineral exploration costs (Note 17a)	-	-	(4,309,667)	-	-	(4,309,667)
Future tax recovery (Note 17c)	-	1,413,155	(1,413,155)	-	-	-
Shareholders’ equity in accordance with US GAAP at 30 April 2009	61,858,008	$26,192,436	$(22,830,500)	$3,692,226	$(755,012)	$6,299,150

i)

The impact of the above differences between Canadian and United States GAAP on the statement of cash flows, as reported, is as follows:

	Years Ended 30 April
	2009	2008	2007
Cash used in operating activities under Canadian GAAP	$(1,373,276)	$(1,501,214)	$(1,187,422)
Mineral property exploration and development expenditures (Note 17a)	(1,833,227)	(3,602,672)	(835,711)
Cash used in operating activities under US GAAP	$(3,206,503)	$(5,103,886)	$(2,023,133)

Cash used in investing activities under Canadian GAAP	$(2,096,546)	$(4,298,899)	$(866,191)
Mineral property exploration & development expenditures (Note 17a)	1,833,227	3,602,672	835,711
Flow-through funds not disbursed during the year (Note 17e)	(1,125,083)	(2,057,860)	(730,872)
Flow-through funds realized from previous year (Note 17e)	2,057,860	730,872	140,359
Cash used in investing activities under US GAAP	$669,458	$(2,023,215)	$(620,993)

Cash generated by financing activities under Canadian and US GAAP	$(4,234)	$10,670,681	$2,965,438

Cash and cash equivalent end of year under Canadian GAAP	$5,540,543	$9,014,599	$4,144,031
Restricted cash – Flow-through shares (Note 17e)	(1,125,083)	(2,057,860)	(730,872)
Cash and cash equivalent end of year under US GAAP	$4,415,460	$6,956,739	$3,413,159

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

17.  Differences Between Canadian and United States GAAP – Continued

j)

New Accounting Pronouncements

In May 2008, the FASB issued FASB Staff Position (“FSP”) Accounting Principles Board Opinion No. 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”.  FSP 14-1 requires issuers of convertible debt instruments that may be settled in cash to separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in periods subsequent to adoption.  Upon adoption of FSP 14-1, the Company will allocate a portion of the proceeds received from the issuance of convertible notes between a liability and equity component by determining the fair value of the liability component using the Company’s non-convertible debt borrowing rate.  The difference between the proceeds of the notes and the fair value of the liability component will be recorded as a discount on the debt with a corresponding offset to paid-in-capital.  The resulting discount will be accreted by recording additional non-cash interest expense over the expected life of the convertible notes using the effective interest rate method.  The provisions of FSP 14-1 are to be applied retrospectively to all periods presented upon adoption and are effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years.  Management has not determined the effect that adopting this statement would have on the Company’s financial position, cash flows and results of operations.

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”.  In determining the useful life of intangible assets, FSP FAS 142-3 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements.  FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives.  FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008.  Management has not determined the effect that adopting this statement would have on the Company’s financial position, cash flows or results of operations.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. SFAS 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity's liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. SFAS 161 will be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, will be adopted by the Company beginning in the first quarter of fiscal 2010. The Company does not expect there to be any significant impact of adopting SFAS 161 on its financial position, cash flows and results of operations.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2009 and 2008
Canadian Funds

17.  Differences Between Canadian and United States GAAP – Continued

j)

New Accounting Pronouncements – Continued

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51” which will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity within the consolidated balance sheets. SFAS No. 160 is effective as of the beginning of an entity’s first fiscal year beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company does not expect there to be any significant impact of adopting SFAS 160 on its financial position, cash flows or results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations”.  SFAS No. 141(R) will change the accounting for business combinations. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141(R) will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the entity’s first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations completed by the Company prior to June 1, 2009 will be recorded and disclosed following existing GAAP. The Company does not expect there to be any significant impact of adopting SFAS 141 on its financial position, cash flows or results of operations.

International Financial Reporting Standards

In November 2008, the Securities and Exchange Commission (“SEC”) issued for comment a proposed roadmap regarding potential use of financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board.  Under the proposed roadmap, the Company would be required to prepare financial statements in accordance with IFRS in fiscal year 2014, including comparative information also prepared under IFRS for fiscal 2013.  The Company is currently assessing the potential impact of IFRS on its financial statements and will continue to follow the proposed roadmap for future developments.